                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              THE ELDER-BEERMAN CORP.
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                                  (Name of Issuer)

                        Common Stock, no par value per share
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                           (Title of Class of Securities)

                                   284470101
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                                (CUSIP Number)

               James D. Bennett, Bennett Management Corporation
   2 Stamford Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT  06901
                                (203) 353-3101
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 25, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 284470101                                     Page 2 of 7 Pages
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                James D. Bennett
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                          (b) x
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  3    SEC USE ONLY
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  4    SOURCE OF FUNDS*
                                       AF
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                              [_]
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                      USA
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                 7    SOLE
                      VOTING
                      POWER
                                      None
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NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
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                 8    SHARED
                      VOTING
                      POWER
                                     1,011,200/1/
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                 9   SOLE
                     DISPOSITIVE POWER
                                       None
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                10   SHARED
                     DISPOSITIVE POWER
                                     1,011,200/1/
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,011,200/1/
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                       [_]
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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     6.78%
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 14    TYPE OF REPORTING PERSON*

                                     IN
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/1/  James D. Bennett ("Mr. Bennett") shares beneficial ownership of as well as voting and dispositive power with respect to 586,377 of the shares with Bennett Restructuring Fund, L.P. Mr. Bennett shares beneficial ownership of as well as voting and dispositive power with respect to 424,823 of the shares with Bennett Offshore Restructuring Fund, Inc.

Item 1.   Security and Issuer.
          --------------------

          The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), of The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 3155 El-Bee Road, Dayton, Ohio 45439.

Item 2.  Identity and Background.
         -----------------------

         James D. Bennett is a citizen of the United States of America. Mr. Bennett's principal office is located at:

         2 Stamford Plaza
         Suite 1501
         281 Tresser Boulevard
         Stamford, Connecticut  06901

Mr. Bennett has not been convicted in any criminal proceeding during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Bennett Restructuring Fund, L.P. ("BRF") is a Delaware limited partnership. The general partner of BRF is Restructuring Capital Associates, L.P., a Delaware limited partnership ("RCA"). The general partner of RCA is Bennett Capital Corporation ("BCC"), a Delaware corporation. James D. Bennett is the President and a director of BCC.

The principal business address of each of BRF, RCA and BCC is:

         2 Stamford Plaza
         Suite 1501
         281 Tresser Boulevard
         Stamford, Connecticut  06901

Bennett Offshore Restructuring Fund, Inc. ("BORF") is a Cayman Islands exempted company. James D. Bennett is a director of BORF. The principal business address of BORF is:

         P.O. Box 2003 GT
         Grand Pavilion Commercial Centre
         Bougainvillea Way
         802 West Bay Road
         Grand Cayman, Cayman Islands

BRF, RCA, BORF and BCC are each involved in the business of investment management.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        586,377 of the shares of Common Stock were purchased by BRF in open market transactions at an aggregate cost of $4,076,554. 424,823 of the shares of Common Stock were purchased by BORF in open market transactions at an aggregate cost of $2,935,293. The funds for all purchases of Common Stock made by BRF or BORF, respectively, came from such entity's own funds. No leverage was used to purchase any of the Common Stock.

Item 4. Purpose of Transaction.
        ----------------------

        The shares of Common Stock beneficially owned by Mr. Bennett were acquired for investment purposes. Mr. Bennett, BRF and/or BORF may acquire additional shares, dispose of all or some of the shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold the shares.

        By letter dated February 25, 2000, Mr. Bennett expressed his concerns to the Company regarding the Company's failure to maximize shareholder value and has requested a response from the Company as to the course of action the Company intends to take to address this issue. A copy of this letter is attached as Exhibit A.

       Mr. Bennett is aware from the filings of other significant stockholders of the Company made with the Securities and Exchange Commission on Form 13D that other stockholders of the Company are also unhappy with the Company's failure to maximize shareholder value. Mr. Bennett has communicated and intends to continue communicating with management and other stockholders of the Company to discuss Company business, to make proposals, including proposals that the Company tender for a significant portion of its shares, put itself up for sale to the highest bidder, make certain changes with respect to its Board of Directors and/or management in order to enhance shareholder value and/or take other actions with respect to the Company as he may deem appropriate.

       In the event that Mr. Bennett does not receive a response from the Company as to how it intends to enhance and maximize shareholder value, Mr. Bennett may take certain actions to implement this goal which include but may not be limited to (i) influencing the management and board of the Company; (ii) soliciting proxies for the election of directors acceptable to Mr. Bennett at the Company's next annual meeting; (iii) soliciting bids for the sale of the Company or otherwise causing the Company to become privately owned; or (iv) pursuing certain claims against the Company's management and directors.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        As of February 25, 2000, Mr. Bennett is deemed to beneficially own 1,011,200 shares of Common Stock. Mr. Bennett shares beneficial ownership and voting and dispositive power with respect to 586,377 of the shares with BRF.
BRF is the record owner of such shares. Mr. Bennett shares beneficial ownership of and voting and dispositive power with respect to 424,823 of the shares with BORF. BORF is the record owner of such shares. Based on the issuer's latest Form 10-Q, there was a total of 14,922,221 shares of Common Stock outstanding as of December 8, 1999. Therefore, Mr. Bennett is deemed to beneficially own 6.78% of the issued and outstanding shares of the Company's Common Stock. BRF and BORF have purchased a total of 40,000 shares of Common Stock since the filing of Mr. Bennett's last Amendment to this Schedule 13D. Schedule I to this 13D filing provides certain information with respect to those purchases.

        (d)  Not applicable

        (e)  Not applicable

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to
        ----------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        No Change.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        1. Letter from Mr. Bennett to the Company dated February 25, 2000

        2.  Schedule I

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 25, 2000
                                 /s/ James D. Bennett
                                 -------------------------
                                 James D. Bennett

                                   EXHIBIT A
                                   ---------



Bennett Management Corporation
2 Stamford Plaza, Suite 1501
281 Tresser Blvd.
Stamford, CT 06901
Phone: (203) 353-3101
Fax: (203) 353-3113


                                    February 25, 2000



Frederick J. Mershad
Chairman & CEO
Elder-Beerman Stores Corp.
3155 Elbee Road
Dayton, Ohio  45439

Dear Sirs:

          Bennett Management Corporation has become aware of the filing this week by PPM America, Inc. and its affiliates ("PPM") of an amendment to its
Schedule 13D in which PPM expressed its concern over the failure by Elder-Beerman Stores Corp. (the "Company") to maximize shareholder value. We are writing to inform you that (i) we concur with the views expressed by PPM in its filing, (ii) we also request a concrete response from the Company regarding the steps the Company intends to take to maximize shareholder value and (iii) in the absence of a satisfactory response from the Company, we are also prepared to take any and all action, similar to that specified by PPM, to implement the goal of maximizing shareholder value.

                                    Very truly yours,

                                    /s/ James D. Bennett

                                    James D. Bennett

                                   SCHEDULE I

                         ELDER BEERMAN STOCK PURCHASES
                       OF BRF AND BORF SINCE THE DATE OF
                        THE FILING OF MR. BENNETT'S LAST
                         AMENDMENT TO THIS SCHEDULE 13D

       Date          Quantity Purchased      Trade Amount     Cost per Share

     12/29/99             15,000               78,050.00          5.2033

     12/30/99             20,000              105,450.00          5.2725

     12/31/99              5,000               25,150.00          5.0300